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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Angeion Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

03462H404
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(CUSIP Number)

Healthinvest Partners AB
Arsenalsgatan 4
SE-111 47 Stockholm
Sweden
Tel. 011-46-8-440-38-31

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 21, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

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CUSIP No. 03462H404
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1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Healthinvest Partners AB

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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizen or Place of Organization

Sweden
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Number of 7 Sole Voting Power 320,347
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Shares

Beneficially 8 Shared Voting Power 0
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Owned by

Each 9 Sole Dispositive Power 320,347
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Reporting

Person With: 10 Shared Dispositive Power 0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

320,347
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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13 Percent of Class Represented by Amount in Row (11)

8.3%
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14 Type of Reporting Person (See Instructions)

IA, HC
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CUSIP No. 03462H404
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1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

HealthInvest Global Long/Short Fund
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizen or Place of Organization

Sweden
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Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 320,347
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Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 320,347
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

320,347
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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13 Percent of Class Represented by Amount in Row (11)

8.3%
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14 Type of Reporting Person (See Instructions)

OO
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Item 1 Security and Issuer
The class of equity to which this statement relates is the common stock, $0.10 par value (the “Common Stock”), of Angeion Corporation (the “Company”), which has its principal executive offices at:

350 Oak Grove Parkway
Saint Paul, Minnesota 55127-8599

Item 2 Identity and Background
The names of the persons filing this statement are Healthinvest Partners AB, a Swedish corporation, and HealthInvest Global Long/Short Fund, a specialty fund organized pursuant to the Swedish Mutual Funds Act (each, a “Reporting Person”).

Healthinvest Partners AB and HealthInvest Global Long/Short Fund are engaged in the business of investment management.  Healthinvest Partners AB is the investment advisor and control person of Healthinvest Global Long/Short Fund, a security holder of the issuer.

The address of the principal office of each of the Reporting Persons is Arsenalsgatan 4, SE-111 47 Stockholm, Sweden.

During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the 320,347 shares of Common Stock to which this Statement relates with investment capital held by HealthInvest Global Long/Short Fund as follows:

(a) HealthInvest Global Long/Short Fund acquired 320,347 shares of Common Stock on the open market between November 6, 2006 and April 30, 2007 for a total consideration of $4,015,843.

The above amount of total consideration includes any commissions incurred in making of the investments.  The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4 Purpose of Transaction
All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company.  The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Company regarding the matters described in subparagraphs (a) through (j) above.

On May 21, 2007, Anders Hallberg, the Managing Director and CEO of Healthinvest Partners AB, sent a letter to the Chairman of the Board of Directors of the Company and the Company’s Chief Executive Officer expressing, among other things, displeasure with the Company’s request for shareholder approval to authorize up to 600,00 shares of the Company’s common stock for use as stock incentive awards under the proposed 2007 Stock Incentive Plan described as Proposal 2 in its Definitive Proxy Statement filed with the SEC on April 23, 2007. A copy of such letter is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 5 Interest in Securities of the Issuer
(a)  As of the close of business on May 18, 2007, Healthinvest Partners AB and HealthInvest Global Long/Short Fund were the beneficial owners of 320,347 shares of Common Stock, which constitute in the aggregate 8.3% of the outstanding shares of Common Stock of the Company based on 3,878,345 shares of Common Stock outstanding pursuant to the Form 10-QSB for the quarterly period ending January 31, 2007 filed by the Company.

(b) Healthinvest Partners AB has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

HealthInvest Global Long/Short Fund has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.  Such power is shared with Healthinvest Partners AB.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.
Entity Trade Date Activity Quantity Average Price
HealthInvest Global Long/Short Fund 05/09/07 SELL 9,100 13.6317
HealthInvest Global Long/Short Fund 05/07/07 SELL 19,300 12.9363
HealthInvest Global Long/Short Fund 05/03/07 SELL 3,700 12.5313
HealthInvest Global Long/Short Fund 04/30/07 BUY 25,000 13.6399
HealthInvest Global Long/Short Fund 04/27/07 BUY 20,000 13.3793
HealthInvest Global Long/Short Fund 04/26/07 SELL 10,000 13.1046
HealthInvest Global Long/Short Fund 04/25/07 SELL 25,000 13.4062
HealthInvest Global Long/Short Fund 04/13/07 BUY 30,000 13.9971
HealthInvest Global Long/Short Fund 04/11/07 SELL 20,000 13.3202
HealthInvest Global Long/Short Fund 04/05/07 SELL 5,000 14.03
HealthInvest Global Long/Short Fund 04/03/07 SELL 5,000 14.2546
HealthInvest Global Long/Short Fund 04/02/07 SELL 4,400 14.3107
HealthInvest Global Long/Short Fund 03/20/07 SELL 5,800 13.7887

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.
(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7 Material to be Filed as Exhibits
99.1     Joint Filing Agreement
99.2     Letter dated May 21, 2007 from Anders Hallberg, Managing Director and CEO of Healthinvest Partners AB, to the Chairman of the Board of Directors of the Company and the Company’s Chief Executive Officer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 21, 2007
HEALTHINVEST PARTNERS AB

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: Managing Director and CEO

HEALTHINVEST GLOBAL LONG/SHORT FUND

By: /s/ ANDERS HALLBERG

Name: Anders Hallberg
Title: CEO of Managing Company